Exhibit 99.5

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD PASSES MORE MILESTONES EN ROUTE TO +1MOZ PRODUCTION

London, 7 August 2014 - Another record production quarter from its flagship Loulo-Gounkoto complex in Mali has set Randgold Resources up at the halfway mark to achieve its guidance for the year. At the same time, the developing Kibali mine in the Democratic Republic of Congo remained on track to reach its forecast target despite commissioning disruptions.

Group gold production of 277 283 ounces for the second quarter was down 2% on Q1’s record output but 41% ahead of last year’s corresponding quarter. Cost per ounce rose by 2% to US$701 on the previous quarter but was 12% down on Q2 in 2013. Profit from mining of $162.3 million decreased by 5% from the previous quarter but was up 54% on the corresponding quarter in 2013.

Loulo-Gounkoto produced 174 052 ounces, up 3% on Q1, and the third quarter in a row that the complex has posted a record production number. In other significant developments, the paste backfill plant at the Yalea underground mine was commissioned, enabling miners to harvest almost 100% of the high grade zones. The complex’s energy cost reduction programme continued to evolve with the installation of two more medium speed generators, due for commissioning in the second half of the year, capable of running on less expensive heavy fuel oil.

The fledgling Kibali operation produced 91 137 ounces of gold against the previous quarter’s 112 549 from its open pit mine. The decrease was due mainly to a drop in recoveries and throughput while the plant was processing tricky transitional ore during the commissioning of the sulphide flotation and concentrate treatment circuit. Development of the underground mine continued to make good progress. The 5000 lode orebody has been intersected as planned and stoping is scheduled to deliver additional ore to the mill in the fourth quarter of this year. The construction of the hydropower stations is also progressing, with the first two of four turbines at the Nzoro station operational by the end of Q2.

Production at Tongon in the Côte d’Ivoire continued to be impacted by equipment issues in its crushing circuit but supplier Sandvik is currently replacing the underperforming Vibrocone crushers with conventional Hydrocone crushers, and the mine’s performance is expected to improve steadily through the second half of the year, with the plant operating at or near its design throughput capacity by year end. The Morila retreatment operation in Mali also recorded lower production and higher cost numbers as it adjusted to the pit pushback project.

On the exploration front, ongoing drilling has confirmed the potential for orebody extensions at Loulo and Gounkoto, and the feasibility studies on a Gounkoto underground mine and the Gorumbwa open pit continue to progress.

“Exploration remains the engine that drives our business and even while we’re bedding down Kibali, we’re already hunting for our next big discovery across our extensive and expanding permit portfolio,” said chief executive Mark Bristow.

“Meanwhile, this quarter’s results have again demonstrated the value of a well-balanced asset inventory, with Loulo-Gounkoto stepping up to the plate while Kibali is still a work in progress and Tongon works through its technical challenges.”

RANDGOLD ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE SECOND QUARTER ENDED 30 JUNE 2014

▪	Gold production down 2% on Q1 but up 41% on Q2 2013
▪	Total cash cost per ounce up 2% on Q1 but down 12% on Q2 2013
▪	Profits down quarter on quarter, due to lower earnings from joint ventures, but up on Q2 2013
▪	Another record production quarter from Loulo-Gounkoto complex
▪	Commissioning of sulphide circuit impacts Kibali quarterly performance
▪	Nzoro hydropower station operational
▪	Kibali underground development intersects 5000 Lode orebody
▪	Tongon progresses with crusher changeout and flotation upgrade
▪	Ongoing drilling supports potential for orebody extensions at Loulo and Gounkoto
▪	Feasibility studies progress at Gounkoto underground and Gorumbwa open pit
▪	Exploration continues across the portfolio and remains core to Randgold’s growth strategy

Randgold Resources Limited (‘Randgold’) had 92.6 million shares in issue as at 30 June 2014.

SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
$000	2014	2014	2013	2014	2013
Average gold price received ($/oz)	1 290	1 296	1 363	1 293	1 502
Gold sales*	355 218	362 919	252 810	718 137	561 856
Total cash costs*	192 950	191 886	147 534	384 836	306 165
Profit from mining activity*	162 268	171 033	105 276	333 301	255 691
Exploration and corporate expenditure	13 558	10 829	15 354	24 387	28 339
Profit for the period	65 630	85 119	54 142	150 749	135 757
Profit attributable to equity shareholders	53 003	74 340	46 297	127 343	115 945
Net cash generated from operations	73 370	49 770	18 047	123 140	110 074
Cash and cash equivalents+	26 663	11 319	44 814	26 663	44 814
Gold on hand at period end#	7 496	4 831	36 032	7 496	36 032
Group production (oz)	277 283	283 763	196 207	561 046	395 220
Group sales* (oz)	275 369	280 024	185 489	555 393	374 143
Group total cash cost per ounce* ($)	701	685	795	693	818
Group cash operating cost per ounce* ($)	635	623	725	629	741
Basic earnings per share ($)	0.57	0.80	0.50	1.38	1.26

+	Cash and cash equivalents excludes $4.5 million at 30 June 2014 ($10.9 million at 31 March 2014 and $26.9 million at 30 June 2013) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
*	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
#	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $355.2 million decreased by 2% compared to the previous quarter as the result of a 2% decrease in the number of ounces sold and a marginally lower average gold price received of $1 290/oz (Q1 2014: $1 296/oz). Compared to the corresponding quarter of 2013, gold sales were up 41% as a result of a 48% increase in the number of ounces sold offset by a 5% decrease in the average gold price received (Q2 2013: $1 363/oz). The additional gold sales were a result of the strong performance from Loulo-Gounkoto during the quarter, as well as the contribution from Kibali which started commercial production in Q4 2013.

Total cash costs for the quarter under review of $193.0 million were well contained and in line with the previous quarter and up 31% from the corresponding quarter of 2013 as a result of the start of production at Kibali during Q4 of 2013.

Total cash cost per ounce increased by 2% quarter on quarter to $701/oz, but dropped by 12% compared to the corresponding quarter of 2013. The increase in cost per ounce for the quarter compared to the previous quarter was the result of lower production at Kibali on the back of a drop in throughput and recoveries as well as decreased grade and higher mining costs at Morila offset by higher production and lower costs at the Loulo-Gounkoto complex. The decrease in cash cost per ounce for the quarter compared to the corresponding quarter of 2013 reflects the increased production at the Loulo-Gounkoto complex through higher grade and recoveries coupled with the production at Kibali, offset by lower production and higher costs at both Morila and Tongon.

Profit from mining decreased by 5% to $162.3 million from the previous quarter due to the decrease in revenues and increase in costs as mentioned above. Profit from mining increased by 54% on the corresponding quarter of 2013 (Q2 2013: $105.3 million) mainly due to the ramp-up of production at Kibali and increased production at the Loulo-Gounkoto complex, offset by decreased production and higher costs at both Morila and Tongon.

Exploration and corporate expenditure of $13.6 million for the current quarter increased by 25% on the previous quarter mainly due to an increase in exploration activity during the quarter, in advance of the rainy season in West Africa in the third quarter. Exploration and corporate expenditure decreased by 12% on the corresponding quarter of 2013 due to lower exploration expenditure.

Depreciation and amortisation of $31.7 million decreased by 13% against the previous quarter reflecting revisions to estimates associated with the unit of production calculations to depreciate the assets over current life of mine. Depreciation and amortisation was in line with the corresponding quarter of 2013.

Other income of $1.5 million decreased by 60% from the previous quarter of $3.6 million and 66% from the corresponding quarter of 2013 of $4.3 million. Other income includes management fees from Morila and Kibali as well as operational exchange gains accounted for in the previous quarter within other income compared to exchange losses in the current quarter accounted for in other expenses. These arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as South African rand, Canadian dollar and the euro to the US dollar rate and reflect movements in these currencies during the quarter.

Share of profits from equity joint ventures decreased by $26.3 million from the previous quarter and $8.0 million on the corresponding quarter in 2013 to $0.6 million. The decrease quarter on quarter is the result of reduced production and higher costs at Kibali and Morila during the quarter. Earnings from Kibali were also impacted by increased depreciation, as more assets were brought into production with the commissioning of the second mill stream, as well as increased deferred taxation for the year to date. Share of equity joint ventures also includes profits from the group’s asset leasing joint ventures which remained in line with the prior quarter.

Income tax expenses of $26.4 million increased by 15% quarter on quarter and increased by 302% from the corresponding quarter in 2013. The increase from the prior quarter was due to increased production from the Loulo-Gounkoto complex in the current quarter compared to the previous quarter. The increase from the corresponding quarter in 2013 is the result of the end of Gounkoto’s tax holiday in June 2013.

Basic earnings per share decreased by 29% to $0.57 (Q1 2014: $0.80) compared to the prior quarter and increased by 14% from Q2 2013, following the movements in profit described above.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 174 052 ounces (Loulo 90 209 ounces and Gounkoto 83 843 ounces), 3% up on the previous quarter (Q1 2014: 168 752 ounces). Tonnes processed during the quarter increased slightly to 1 126kt (Q1 2014: 1 104kt) at a grade of 5.3g/t, in line with the previous quarter, while recoveries increased slightly to 90.6%, due to the change in the feed blend. Total cash cost per ounce decreased to $619/oz (Q1 2014: $649/oz) due to the increased ounces produced.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	6 020	6 780	8 361	12 800	18 959
Ore tonnes mined (000)	1 319	1 117	1 258	2 436	2 583
Milling
Tonnes processed (000)	1 126	1 104	1 120	2 231	2 246
Head grade milled (g/t)	5.3	5.3	4.0	5.3	4.0
Recovery (%)	90.6	90.2	85.0	90.4	84.3
Ounces produced	174 052	168 752	121 162	342 804	246 253
Ounces sold	175 178	165 013	117 415	340 191	236 756
Average price received ($/oz)	1 287	1 294	1 343	1 291	1 492
Cash operating costs* ($/oz)	542	571	719	556	753
Total cash costs* ($/oz)	619	649	799	633	843
Gold on hand at period end# ($000)	3 465	4 831	19 886	3 465	19 886
Profit from mining activity* ($000)	117 161	106 506	63 892	223 667	153 811
Gold sales* ($000)	225 532	213 568	157 722	439 100	353 359

*  Refer to explanation of non-GAAP measures provided.

#  Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

One Lost Time Injury (LTI) was recorded during the quarter and the Lost Time Injury Frequency Rate (LTIFR) increased from zero in Q1 2014 to 0.61 in Q2 2014.

On a standalone basis, Loulo produced 90 209 ounces of gold (Q1 2014: 92 852 ounces) at a total cash cost of $696/oz (Q1 2014: $685/oz). The decrease in production was due to a 5% decrease in tonnes processed, on the back of increased production from Gounkoto, which marginally increased the cost of production per ounce.

Profit from mining of $54.0 million was slightly down compared to the previous quarter, reflecting the higher cost of production and slightly lower average gold price received.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	695	733	625	1 428	2 998
Ore tonnes mined (000)	665	677	586	1 342	1 405
Milling
Tonnes processed (000)	602	632	544	1 234	1 288
Head grade milled (g/t)	5.1	5.1	3.7	5.1	4.1
Recovery (%)	90.5	90.3	85.0	90.4	84.3
Ounces produced	90 209	92 852	54 967	183 061	142 930
Ounces sold	91 090	90 787	55 360	181 878	139 404
Average price received ($/oz)	1 288	1 296	1 344	1 292	1 525
Cash operating costs* ($/oz)	619	608	806	613	779
Total cash costs* ($/oz)	696	685	886	691	870
Gold on hand at period end# ($000)	1 570	2 668	9 362	1 570	9 362
Profit from mining activity* ($000)	53 960	55 412	25 345	109 373	91 258
Gold sales* ($000)	117 347	117 627	74 392	234 974	212 566

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*  Refer to explanation of non-GAAP measures provided.

#  Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground production performed well again during Q2, hoisting 664 999t including a record 275 863t from the Gara mine. This followed the enhancement of the Cement Aggregate Fill capacity, prior to the introduction of the Paste Fill expected to start in the third quarter as well as the improved performance of the conveyor system.

Development metres decreased by 7% to 4 393m in Q2 2014, in line with plan to reduce the development profile as the backfill capacity builds up, with the development profile and backfill system now optimised to sustain the production profile.

UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2014	2014	2013	2014	2013
YALEA
Ore tonnes mined	389 136	409 721	368 220	798 857	648 203
Development metres	2 283	2 572	2 914	4 855	5 796
GARA
Ore tonnes mined	275 863	267 671	217 544	543 534	400 474
Development metres	2 110	2 172	2 644	4 282	5 405

GOUNKOTO

No LTI was recorded during the quarter, in line with the previous quarter. The mine achieved 5 million LTI free hours.

On a standalone basis, Gounkoto produced 83 843 ounces of gold (Q1 2014: 75 900 ounces) at a reduced total cash cost of $535/oz (Q1 2014: $604/oz). The increase of 10% in ounces produced was due to higher tonnes processed and slightly higher recovery.

Profit from mining for the quarter of $63.2 million was 24% higher than the previous quarter of $51.1 million, as a result of the increased ounces produced and lower cost of production, despite the slightly lower average gold price received.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	5 325	6 047	7 736	11 372	15 961
Ore tonnes mined (000)	654	439	672	1 093	1 178
Milling
Tonnes processed (000)	524	473	576	997	958
Head grade milled (g/t)	5.5	5.5	4.2	5.5	4.0
Recovery (%)	90.6	90.0	85.0	90.3	84.3
Ounces produced	83 843	75 900	66 195	159 743	103 323
Ounces sold	84 088	74 225	62 055	158 313	97 352
Average price received ($/oz)	1 287	1 293	1 343	1 289	1 446
Cash operating costs* ($/oz)	458	527	641	490	717
Total cash costs* ($/oz)	535	604	722	567	804
Gold on hand at period end# ($000)	1 896	2 163	10 524	1 896	10 524
Profit from mining activity* ($000)	63 200	51 094	38 547	114 295	62 553
Gold sales* ($000)	108 185	95 941	83 330	204 126	140 793

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*   Refer to explanation of non-GAAP measures provided.

#   Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto underground project

An updated resource model was completed during the quarter including all latest open pit grade control drilling and the diamond drilling in the MZ3 lode extension. The model confirms the potential for 1Moz at 6g/t from the underground project beneath the current pit design. Preliminary open pit optimisation work has been conducted on the revised resource model to determine the optimal interface between the underground and open pit. This has shown that an expanded open pit option in the north of the Gounkoto pit occurs at a gold price of $1 210/oz, which is an improvement on the previous model which required a gold price of $1 350/oz for a larger pit. Due to the relatively low grade material immediately below the current $1 000/oz shell, the pit does not increase in size until a gold price of $1 210/oz is applied. The mining cost per ounce of the larger pit compares favourably with the underground mining cost per ounce of the prefeasibility. The $1 210/oz pit contains 6.6Mt at 4.0g/t for 0.9Moz with a further 4.5Mt at 4.8g/t for 0.7Moz inferred as underground mining potential below the larger pit.

MORILA

No LTI was recorded during the current quarter compared to 1 LTI during the previous quarter and the LTIFR was zero compared to 1.55% during the previous quarter.

Morila produced 24 557 ounces of gold during the quarter, in line with the previous quarter (Q1 2014: 24 631 ounces), reflecting a decrease in head grade from 1.3g/t to 1.1g/t and an increase in throughput from 665kt to 783kt. A portable crusher was installed and other changes are currently being made to operate the 2 jaw crushers in combination to boost the throughput.

Total cash cost of $1 259/oz was 32% higher than the previous quarter as result of a substantial increase in mining cost following the initial processing of the Pit 4S pushback ore while still continuing to mine and expense a higher level of waste (abnormally high strip ratio outside of the pushback), in line with plan. Costs were also negatively impacted by the planned drop in grade and lower recoveries, with the mill feed including material from mineralised waste, the pit pushback and the Tailings Storage Facility (TSF). The mine expects the strip ratio and costs to remain high in the third quarter but to drop in the fourth quarter and for the remainder of the pit pushback project.

Profit from mining significantly decreased from $8.7 million in the previous quarter to $0.6 million in the current quarter mainly as a result of increased costs quarter on quarter and a lower average gold price received, partially offset by increased throughput.

Processing of the TSF wall started in June with the use of a local contractor at a rate of around 5kt per day.

Work continued on the agribusiness feasibility projects, including the poultry project where the second flock of chicks was successfully transferred to the layer house.

MORILA RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	4 437	4 430	754	8 867	754
Ore tonnes mined (000)	132	77	-	209	-
Milling
Tonnes processed (000)	783	665	1 068	1 448	2 147
Head grade milled (g/t)	1.1	1.3	1.4	1.2	1.3
Recovery (%)	90.2	91.7	91.0	90.9	90.6
Ounces produced	24 557	24 631	42 473	49 188	81 020
Ounces sold	24 557	24 631	43 703	49 188	81 020
Average price received ($/oz)	1 285	1 305	1 368	1 295	1 489
Cash operating costs* ($/oz)	1 215	890	637	1 053	648
Total cash costs* ($/oz)	1 259	952	719	1 105	737
Profit from mining activity* ($000)	635	8 697	28 340	9 333	60 947
Attributable (40%)
Gold sales* ($000)	12 621	12 856	23 911	25 477	48 269
Ounces produced	9 823	9 852	16 989	19 675	32 408
Ounces sold	9 823	9 852	17 481	19 675	32 408
Profit from mining activity* ($000)	254	3 479	11 336	3 733	24 379

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

*	Refer to explanation of non-GAAP measures provided.

TONGON

No LTI was recorded in the quarter, in line with the previous quarter.

Tongon produced 52 396 ounces of gold in Q1, 4% lower than the previous quarter, due to a small decrease in recovery and grade compared to the previous quarter. Process plant stability was sustained in Q2 with improvements achieved in the regeneration circuit and carbon management. The tonnage throughput and throughput rate have increased quarter on quarter as a result of proactively managing alternative feed sources during this time of the Vibrocone crusher underperformance and change-over to the new upgraded Hydrocone crushers and circuit, expected to be completed in early Q4. In parallel with this upgrade, short term actions have been implemented to increase mill throughput by mining oxides from the northern pit, feeding stockpiled transitional ore, maximising fresh ore crushing and improving the blast fragmentation in order to improve crusher throughput. Operating costs were well contained and total cash cost per ounce decreased by 2% in Q2 to $939/oz (Q1 2014: $958/oz), notwithstanding the higher strip ratio and lower production.

Total tonnes mined increased by 2% while ore tonnes mined decreased by 14% compared to the previous quarter, in line with the strategy of increased feeding of stockpiled ore material while planned cutbacks and hanging wall waste mining continued in the Southern Zone (SZ) pit and free dig mining areas were opened up in the Northern Zone (NZ) pit.

Plant optimisation continues within the current process circuit constraints together with blending the mill feed to minimise metallurgical process upsets. The expansion of the flotation circuit is scheduled in 2 phases with stream 1 planned for completion by year end and stream 2, inclusive of fine grinding, in early 2015. The expansion is designed to recover the fine gold associated with sulphides together with the Flash Flotation process circuit by increasing recoveries into the upper 80 percentages. Orders for the flotation cells and the additional ultra-fine grind mills have been placed and fabrication is progressing on schedule. Earthworks and civils for the project have also commenced.

Gold sold for the quarter was 4% lower at 52 067 ounces and the profit from mining activity decreased marginally to $18.4 million, reflecting the decrease in ounces sold offset by lower costs of production.

TONGON RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	6 563	6 418	7 660	12 981	14 505
Ore tonnes mined (000)	773	898	1 123	1 671	2 052
Milling
Tonnes processed (000)	1 021	984	912	2 005	1 856
Head grade milled (g/t)	2.1	2.2	2.5	2.2	2.5
Recovery (%)	75.9	76.9	78.3	76.4	78.1
Ounces produced	52 396	54 512	58 056	106 908	116 559
Ounces sold	52 067	54 512	50 593	106 578	104 979
Average price received ($/oz)	1 293	1 298	1 423	1 296	1 533
Cash operating costs* ($/oz)	900	919	820	910	793
Total cash costs* ($/oz)	939	958	863	949	839
Gold on hand at period end# ($000)	438	-	16 146	438	16 146
Profit from mining activity* ($000)	18 430	18 567	28 313	36 997	72 908
Gold sales* ($000)	67 316	70 770	71 969	138 086	160 979

Randgold owns 89% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

#      Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

KIBALI

No LTI was recorded during the quarter compared to 1 LTI during Q1.

Kibali produced 91 137 ounces of gold compared to 112 549 ounces in the previous quarter. The drop in production largely reflects the drop in recovery which was impacted by the commissioning of the flotation and concentrate treatment sections and the treatment of transitional ore. Work continues to optimise these circuits, with good progress made by the end of the quarter.

Total cash cost per ounce increased by 33% to $706/oz, largely reflecting the drop in recoveries, but also the lower throughput and other operational challenges associated with the sulphide circuit commissioning, including increased crushing costs compared to the prior quarter. Mining costs were also negatively impacted by the challenges associated with mining through the transitional material as well as poor equipment availability. By the end of the quarter, mining was established in the fresh ore in the southern part of the KCD pit, resulting in better mining conditions for Q3.

KIBALI RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	5 584	7 327	7 292	12 911	12 388
Ore tonnes mined (000)	1 138	1 380	1 003	2 518	2 043
Milling
Tonnes processed (000)	1 183	1 244	-	2 427	-
Head grade milled (g/t)	3.4	3.3	-	3.3	-
Recovery (%)	71.0	85.7	-	78.5	-
Ounces produced	91 137	112 549	-	203 686	-
Ounces sold	85 116	112 549	-	197 665	-
Average price received ($/oz)	1 299	1 297	-	1 298	-
Cash operating costs* ($/oz)	647	494	-	560	-
Total cash costs* ($/oz)	706	530	-	606	-
Profit from mining activity* ($000)	50 488	86 331	-	136 819	-

Attributable (45%)
Gold sales* ($000)	49 749	65 713	-	115 462	-
Ounces produced	41 012	50 647	-	91 659	-
Ounces sold	38 302	50 647	-	88 949	-
Gold on hand at period end# ($000)	3 593	-	-	3 593	-
Profit from mining activity* ($000)	22 720	38 849	-	61 569	-

Randgold owns 45% of Kibali Goldmines SPRL (Kibali) with the DRC State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

*	Refer to explanation of non-GAAP measures provided.

#    Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

During the quarter, completion of the construction and associated commissioning of the sulphide circuit was slower than expected, which impacted the throughput of the sulphide mill and the flotation and concentrate recovery circuits. By the end of Q2 all sections of the sulphide circuit had been commissioned and optimisation is still in progress.

At the end of the quarter, all 4 turbines at the Nzoro 2 hydrostation had been commissioned with 2 of the 4 turbines operational and synchronised to the mine grid. The remaining 2 are expected to be operational in mid Q3 2014. Synchronisation of the power produced from Nzoro 2 with electrical power produced from the standby diesel power plant is in progress.

Declines

Underground development remained ahead of plan with the declines advancing 1 802m in Q2. This brings the total underground development from the portal for the project to date to 7 442m of which 3 838m are related to the declines.

During the quarter priority was given to the Main Return Airways and opening up of the 595 Level. Mining of the main pump station started and commissioning is expected by the end of the year. The first 2 level accesses (665L and 630L) to the orebody have been established, intersecting the 5000 Lode on the 665 Level slightly ahead of schedule. Development ore was mined on 665L as projected.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2014	2014	2013	2014	2013
Ore tonnes mined	2 843	-	-	2 843	-
Development metres	1 802	1 658	865	3 460	1 358

Vertical shaft

At the end of July 2014, the shaft depth was at 526m, in line with plan. The next key milestone will be the completion of the mid shaft level access development, which includes 210m of lateral development, scheduled in Q3. The vertical sinking will then proceed to 760m.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2014	2014	2013	2014	2013
Vertical metres	109	221	73	330	73
Off shaft development	130	-	-	130	-

Resettlement Action Plan (RAP)

The complex roof structure of the Roman Catholic Church was completed during Q2 with completion of finishes and the snag list in progress, construction is expected to be finalised in Q3. The end of Q2 also saw the finalisation of all compensation claims relating to the RAP.

Capital expenditure

Capital expenditure for the quarter amounted $110.1 million. The capital estimate for phases 1 and 2 of the project has been updated and is now estimated at $1.83 billion, excluding preproduction mining expenses (31 March 2014: estimated at $1.81 billion) representing 17% over the original 2011 feasibility estimate of $1.57 billion. Capital expenditure is now estimated at $380 million for the year, partly reflecting the overall increased project expenditure as well as some acceleration, in particular related to the underground decline advancement.

EXPLORATION ACTIVITIES

The quarter coincided with the end of the exploration field season in West Africa with the onset of the annual rains. Good progress was made with the resource conversion programmes at Loulo, Gounkoto and Kibali, while at Tongon low grade satellite deposits, as well as extensions to the SZ and NZ deposits, offer options to extend the mine life. New permits have been acquired and new targets generated to provide a fresh supply of opportunities to the exploration portfolio. The first targets in Côte d’Ivoire were drill tested with encouraging results being returned from Fapoha, while at the same time targets adjacent to our mining operations in both West and Central Africa have highlighted good results for us to build on during the remainder of 2014. Similarly, our joint ventures with Taurus Gold, Legend and Kilo Goldmines are developing a portfolio of gold anomalies in favourable geological and structural settings for follow-up studies.

MALI

Gounkoto

At Gounkoto, 2 rigs have been drilling infill and step-out holes into the MZ3 Extension target which extends from the Jog Zone and will form part of the underground project. Drilling to date has defined a tight, gently plunging zone of high grade mineralisation with the following dimensions: 130m in height over a strike length of 285m, an average true width of 15m and weighted average grade of 5.61g/t, which remains open at depth to the north with the last hole GKDH412 returning 13.65m at 5.34g/t. The control on this zone is associated with the intersection between a west dipping footwall structure and the main east-dipping hanging wall shear. A recent intersection from the core of the high grade zone in MZ3 returned 14.5m at 31.59g/t from 453.2m confirming the model in a key part of the underground project. A detailed analysis of the drilling data is in progress and additional drill holes will be designed to further evaluate the potential of this zone while the current information is integrated into the underground mine design and schedule as part of the ongoing feasibility which is on track for completion at the end of this year.

The results of the drilling completed in Q2 are presented in the table below.

Borehole number	From (m)	To (m)	Width (m)	True width (m)	Grade (Au g/t)	Including
GKDH407	597.75	611.30	13.55	9.83	0.07
GKDH408	455.10	492.45	37.35	25.98	4.65	9.45m @ 12.09g/t
GKDH409	596.90	623.20	26.30	21.04	1.75
GKDH410	473.35	481.00	7.65	5.96	0.79
GKDH411	537.70	552.40	14.70	13.47	1.18
GKDH412	610.60	624.25	13.65	10.82	5.34	1.1m @ 12g/t and 0.95m @ 36.9g/t
GKDH413	422.90	449.10	26.20	24.97	6.84	2.4m @ 49.30g/t and 1.65m @ 23.39g/t
GKDH414	489.90	513.55	23.65	20.26	6.45	3.25m @ 13.39g/t
GKDH415	538.50	544.55	6.05	5.12	3.52	2.05m @ 9.17g/t
GKDH417	573.50	589.30	15.80	11.30	3.45	3.65m @ 5.92g/t and 0.85m @ 11.5g/t

As well as the drilling completed for the underground project the exploration team have been generating results from a number of targets around Gounkoto. At Bandankoto NW, 46 lithosamples returned a weighted average of 3.6g/t over a 550m strike length where there is a significant ‘left hand bend’ in the structure. These results compare well with a previous reconnaissance diamond drill hole which returned 14.7m at 3.16g/t associated with strong magnetite, chlorite, sericite sheared and overprinted by the assemblage of silica-albite-carbonate. In the Toronto area, 4 targets have been the focus of follow-up work with the best areas coincident with strike changes (left hand bends) on the host structure. A trench from Toronto Main returned 13.2m at 3.64g/t. Drilling on these targets is being planned for later in the year.

Loulo

Work this quarter continued around the Waraba target where further trenching confirmed the along-strike continuity of the target and a first reconnaissance diamond drill hole has been completed. A Yalea style model of intersecting structures creating dip changes and dilation is being tested and the target remains open to the north and south. First observations from the core are encouraging with 4 zones of mineralisation totalling 30m downhole width associated with a major shear zone. Results from other exploration work at Loulo this quarter have been weak and the targets of Loulo 4 and Samaba have been removed from the resource triangle.

With a focus on defining additional targets across the Loulo permit, a large ground geophysical Induced Polarisation (IP) survey was completed during the quarter. This survey provides a new data layer across the most prospective and most underexplored parts of the permit and will be integrated with updated mapping data and other layers to produce a new geological interpretation and target portfolio for the new season.

In addition, a district wide initiative to improve the lithological and structural understanding of the Loulo area was progressed. Fieldwork has confirmed a number of existing observations and more significantly defined the eastern margin of the coarser shelf sediments in a conglomeratic unit to the immediate east of Baboto.

Underground exploration

An extensive resource conversion programme has been in progress at Gara and Yalea through the past year. It is targeting zones at both deposits and aims to deliver reserve ounces to close a gap in the production profile from 2019. Results at Gara highlight the potential for a south-plunging, high grade zone of mineralisation both within and beyond the southern limit of the block model, associated with the hinge of an anticline. Results received from this target area include: L0CP173 - 9.00m at 6.16g/t; and L0CP167 - 6.25m at 6.01g/t. Similarly at Yalea, results have highlighted an open southern extension to high grade mineralisation which looks similar in alteration and mineralisation styles to the Purple Patch. Results include: YaDH06 - 42.10m at 8.16g/t; YaDH09 - 32.75m at 5.66g/t; and YaDH05 -29.49m at 8.71g/t.

Recent results at Yalea of high grade mineralisation at depth below the current block model (YaDH16 - 7m at 5.22g/t from 657m including 2m at 16.35g/t) also highlight further potential of this world class deposit.

Mali West

Bakolobi (Taurus JV)

At Bakolobi, a full season’s fieldwork which included field mapping, detailed geochemistry and a gradient array IP survey culminated in the identification of a suite of 5 targets, a number of which were drill tested this quarter. A programme of shallow RC holes for 7 700m was completed across 8 drill lines testing targets where soil anomalism and prospective structural features from the geological interpretation coincided.

The programme has intersected numerous narrow, low grade drill intersections across the priority corridor. The drill chips reveal a wide package of fine sediments, quartzite, greywacke, breccia and intrusive rocks (albitite and mafic intrusives). The alteration system is well defined from the chips and is composed of: albite-silica-hematite-sericite-carbonate. The mineralisation is roughly NS and subvertical as observed in the trenching and artisanal pits. The presence of NE trending shear zones across the permit is being investigated as a control to high grade shoots as seen at Gounkoto to the north.

Encouraging results from this programme include: 14m at 2.47g/t including 5m at 4.56g/t; 17m at 1.55g/t including 1m at 8.9g/t; 31m at 1.01g/t including 7m at 2.37g/t and 9m at 1.31g/t including 1m at 4.09g/t. Further follow-up work including drilling will be completed later in the year.

Legend JV

Work has started on a portfolio of 7 permits held in joint venture with Legend Gold. These permits form a contiguous groundholding along the Senegal Malian Shear Zone (SMS), to the immediate south of Sadiola. Work this quarter has consisted of field mapping programmes with traverses conducted across a 5km wide, 17km long North South corridor on the eastern side of the SMS, which marks the terrain boundary between the Kofi and Keniebandi formations and is an important regional control on gold deposit formation. At the same time an extensive, historical library of data has been collated to assist with interpretation. This includes a detailed VTEM survey flown over the portfolio as well as geochemical data from soil surveys and drilling programmes. Work has identified a narrow unit of coarser grained sediments which runs along the eastern margin of the SMS which has received limited testing previously.

Mapping along these units has identified greywackes as well as limestones in the field, with the latter being an important factor in the formation of many deposits in the Kofi formation and the host of the Sadiola deposit 30km along strike to the north. Of the 94 lithosamples collected across the mapped corridor, 9 returned anomalous results of between 0.23g/t and 5.9g/t. The highest value was recorded in a limestone.

SENEGAL

The Massawa deposit is a large mineralised system located on a major geological discontinuity, however a large component of the ore is refractory, with microscopic gold locked in the sulphide lattice of arsenopyrite.

Work continues on the deposit and this quarter work has focused on updating the modelling of the orezones, especially in the more structurally complex central zone. Recent trenching in Q1 to better understand the grade variability, confirmed that there is a significant coarse gold component with extremely high grades (over 1 000g/t) which is highly variable in nature and hosted in narrow (0.3m - 0.5m) veins within the 8 main ore units.

At the same time work has continued on 7 targets across the Mako belt permits, 2 of which have now been rejected from the resource triangle. An old target, West Ka, where a significant shear, lying to the west of the Main Transcurrent Shear Zone (MTZ) south of the Kanoumba permit, has returned some strong gold grades in lithosamples (up to 15.4g/t) in intensely deformed sediments. The target has been worked on previously and these results are being reviewed with the new field data to identify any untested potential. At Beyemba, weak results have eliminated the eastern anomaly within the target area. However, the western soil anomaly which is a 20ppb soil extending over 1km with high values of 6 000ppb is still to be tested.

CÔTE D’IVOIRE

Throughout this quarter, work has focused on the priority projects of Mankono, Fapoha and South Nielle. This is in line with the recent strategy implemented in the country of concentrating resources and skills on the most promising areas of a new discovery. While reviewing and prioritising targets and permits, the acceleration in the turnover of targets within the triangle and replenishing permits is a key to adding ounces to the Tongon operation and to discovering a standalone mine in the country. This strategy has led to the rapid development of the Mankono and Fapoha programmes where, within a period of 15 months and 18 months respectively, significant targets have been delineated and were drill tested during this quarter.

During this quarter a total of 14 fences of aircore were drilled on the Mankono and Fapoha permits. At Mankono results from the first target returned low grade anomalism and mineralisation which, while confirming a bedrock source to the soil anomalies, has not yet indicated a significant mineralised system. Priority 1 returned: 15m at 0.21g/t; 6m at 1.08g/t; 21m at 0.95g/t including 3m at 5.13g/t; 26m at 0.33g/t; 12m at 0.62 g/t; 3m at 1.06g/t; and 3m at 2.01g/t.

At Mankono, the second priority target, Gbongo, is geologically very interesting with a large regional fold mapped as well as a significant change in the metamorphic grade. The main soil anomaly with values up to 2g/t is located over the core of the fold where there is no outcrop. Two lines of pits have been excavated across this area and revealed medium to coarse grained folded sediments with the presence of tourmalinites, veining and magnetite. Results for this pitting are pending. In addition, a total of 10 groove lines and 63 lithosamples were collected from outcrops around the fold including the limbs. Highest results include 0.19g/t, 1.0g/t, 0.36g/t, 0.47g/t, 0.51g/t, 0.63g/t, 1.54g/t, 4.59g/t and 6.66g/t and are linked to schistose sediments which have undergone silica-sericite, moderate carbonate and magnetite alteration.

At Fapoha, infill soil sampling on Oubolo N and S highlighted strong soil anomalies greater than 100ppb over a total strike of 13km in the pressure shadow and on the eastern contact of the granodiorite as well as along the contact between volcanics and sediments. Integration of the detailed soil with mapping has shown an intensely silicified and hydrothermally brecciated structure, returning numerous anomalous rock samples (up to 4.50g/t) coinciding with the soil anomalism. Following a pitting programme which returned anomalous values, a reconnaissance aircore programme was drilled to test the targets. The first results have been received and an encouraging intersection has been returned from Oubolo North with an 87m wide alteration halo containing 39m at 1.55g/t including 13m at 3.86g/t below the soil anomaly.

Tongon resource opportunities

A review of the Tongon Southern Zone deposit reveals additional resource potential below the southern and northern parts of the pit with estimates of 1.1Mt at 2.93g/t in the south and 2.4Mt at 2.80g/t in the north at 1g/t cut-off. Infill drilling programmes are being planned to assess the potential for profitable extraction. An inventory of all the potential satellite deposits around the Tongon plant has been completed. This includes: Seydou South (4km to plant), Jubula (8km to plant), and Sekala (7km to plant). This inventory amounts to a potential of 1.72Mt at 1.58g/t within $1 000 pit shells. An infill drilling programme has started at Sekala with the aim of converting this potential.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

At Kibali, we continue to build our knowledge of the geology, styles of mineralisation and structural controls on the mineral inventory. Kibali is a long life mine with 10 years of reserve already banked and this knowledge building will help drive future resource conversion as well as new discoveries. The main focus in Q2 was on the conversion of inferred resources at Gorumbwa. A small programme of RC drilling was also undertaken at Memekazi and the Marakeke-Megi trend to validate historical work, which was confirmed and a more extensive evaluation will now take place.

Gorumbwa

One of the main strategies at Gorumbwa is the conversion of inferred resources to indicated and ultimately to reserves. Old models for the deposit used a conservative 70% recovery. However, during Q2 samples underwent simple bottle roll analysis and the results have returned recoveries of over 90%. Further metallurgical testwork is underway, but by applying the higher metallurgical recovery to the current block model increases the insitu ore within a $1 000/oz shell to 5.6Mt at 3.4g/t for 0.5Moz.

Phase 1 drill assay results in Q1 highlighted opportunities in the west of the deposit returning the following encouraging results over a distance of 320m:

▪	GDD044 returned 20m at 3.66g/t from 90m (including 5m at 4.61g/t from 92m and 5.5m at 7.69g/t from 104.45m).
▪	GDD053 returned 38m at 4.86g/t from 120m (including 6m at 9.37g/t from 134m and 5.1m at 10.39g/t from 148.9m).
▪	GDD048 returned 24.8m at 3.24g/t and 18.5m at 1.5g/t from 196m.
▪	GDD050 returned 34.9m at 4.10g/t from 223.9m and 16.2m at 1.2g/t from 262.8m to 279m.

As a follow up, a second phase of drilling was completed in Q2 with 7 holes drilled to the west of Gorumbwa covering 480m down plunge. Holes have intercepted alteration associated to mineralisation, and continuation of grade is expected. Assay results still pending.

Geologic models including ore, lithology, redox surfaces, depletion and weathering profiles are being updated and finalised in order to update the orebody model and complete the feasibility study on this key satellite deposit. Geotechnical drilling and logging is underway to generate rockmass model for the design of slopes and geotechnical and mining risk assessment. The Gorumbwa project has the added complexity in that the pit will need to mine through open void stopes and vertical shafts from historical mining. Dewatering and hydro modelling has commenced, together with environmental and social impact assessment.

Kilo joint venture

Regional soil sampling and fact mapping over the Isiro belt is complete and all results have been received, ground truthed and 5 identified targets are highlighted.

On the Ngayu Belt, to the south, infill soil sampling over the Yambenda target is complete and results confirm the 9.5km by 200m wide 50ppb anomaly spatially associated with a ridge of banded iron formation. Preliminary follow-up work has begun with the excavation of the first trench. Infill soil sampling on two other targets within the same belt, Mbese and Zimamoto, has started in order to follow up on the Au-As association from the regional soil programme.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$000	Quarter ended 30 Jun 2014	Quarter ended 31 Mar 2014	Quarter ended 30 Jun 2013	6 months ended 30 Jun 2014	6 months ended 30 Jun 2013
REVENUES
Gold sales on spot	292 849	284 350	228 900	577 199	513 587
Total revenues	292 849	284 350	228 900	577 199	513 587
Share of profits of equity accounted joint ventures	621	26 930	8 592	27 551	17 539
Other income	1 464	3 632	4 285	5 096	11 967
Total income	294 934	314 912	241 777	609 846	543 093
COST AND EXPENSES
Mine production costs	131 136	131 249	135 028	262 385	271 735
Movement in production inventory and ore stockpiles	(5 141)	(2 854)	(23 766)	(7 995)	(42 258)
Depreciation and amortisation	31 714	36 605	31 316	68 319	81 161
Other mining and processing costs	15 745	15 970	15 157	31 715	32 734
Mining and processing costs	173 454	180 970	157 735	354 424	343 372
Royalties	15 518	14 912	11 586	30 430	25 983
Exploration and corporate expenditure	13 558	10 829	15 354	24 387	28 339
Other expenses	225	-	-	225	-
Total costs	202 755	206 711	184 675	409 466	397 694
Finance income	229	204	3 670	433	899
Finance costs	(350)	(353)	(53)	(703)	(204)
Finance income/(costs) - net	(121)	(149)	3 617	(270)	695
Profit before income tax	92 058	108 052	60 719	200 110	146 094
Income tax expense	(26 428)	(22 933)	(6 577)	(49 361)	(10 337)
Profit for the period	65 630	85 119	54 142	150 749	135 757
Other comprehensive income
Gain/(loss) on available-for-sale financial assets	181	605	(1 209)	786	(2 093)
Share of equity accounted joint ventures other comprehensive gain/(loss)	(158)	709	(197)	551	(361)
Total other comprehensive income/(expense)	23	1 314	(1 406)	1 337	(2 454)
Total comprehensive income	65 653	86 433	52 736	152 086	133 303
Profit attributable to:
Owners of the parent	53 003	74 340	46 297	127 343	115 945
Non-controlling interests	12 627	10 779	7 845	23 406	19 812
	65 630	85 119	54 142	150 749	135 757
Total comprehensive income attributable to:
Owners of the parent	53 026	75 654	44 891	128 680	113 491
Non-controlling interests	12 627	10 779	7 845	23 406	19 812
	65 653	86 433	52 736	152 086	133 303
Basic earnings per share ($)	0.57	0.80	0.50	1.38	1.26
Diluted earnings per share ($)	0.56	0.79	0.50	1.36	1.24
Average shares in issue (000)	92 572	92 504	92 203	92 538	92 197

Share of equity accounted joint ventures were previously disclosed below total costs and above profit before tax and have now been included in total income. Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately, but given its immateriality, it has now been included in mine production costs. Transport and refining costs totalled $0.7 million in Q1 2014, $0.7 million in Q2 2013 and $1.3 million for the six months ended 30 June 2013 and are now included in mine production costs.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

$000	At 30 Jun 2014	At 31 Mar 2014	At 31 Dec 2013	At 30 Jun 2013
Assets
Non-current assets
Property, plant and equipment	1 488 197	1 459 095	1 457 500	1 350 573
Cost	1 985 070	1 924 254	1 886 054	1 729 650
Accumulated depreciation and amortisations	(496 873)	(465 159)	(428 554)	(379 077)
Deferred tax	1 294	1 294	1 294	1 970
Long-term ore stockpiles	149 995	143 852	142 010	-
Trade and other receivables	52 738	50 700	49 023	-
Investments in equity accounted joint ventures	1 340 073	1 332 059	1 267 776	1 062 954
Other investments in joint ventures	47 355	50 198	52 459	45 799
Total investments in joint ventures	1 387 428	1 382 257	1 320 235	1 108 753
Total non-current assets	3 079 652	3 037 198	2 970 062	2 461 296
Current assets
Inventories and ore stockpiles	157 330	174 584	180 415	332 948
Trade and other receivables	229 771	210 756	186 054	233 543
Cash and cash equivalents	26 663	11 319	38 151	44 814
Available-for-sale financial assets	2 617	2 435	1 831	910
Total current assets	416 381	399 094	406 451	612 215
Total assets	3 496 033	3 436 292	3 376 513	3 073 511
Equity attributable to owners of the parent	2 982 584	2 963 979	2 879 041	2 703 259
Non-controlling interests	196 975	184 348	178 813	161 491
Total equity	3 179 559	3 148 327	3 057 854	2 864 750
Non-current liabilities
Loans from minority shareholders	2 766	2 766	2 929	3 198
Deferred tax	29 775	28 458	28 458	23 671
Provision for rehabilitation	49 177	49 177	49 177	52 575
Total non-current liabilities	81 718	80 401	80 564	79 444
Current liabilities
Trade and other payables	144 280	126 510	174 445	110 360
Current income tax payable	40 383	81 054	63 650	18 957
Borrowings	50 093	-	-	-
Total current liabilities	234 756	207 564	238 095	129 317
Total equity and liabilities	3 496 033	3 436 292	3 376 513	3 073 511

These results are presented as the second quarter ended 30 June 2014. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2013, and which will form the basis of the 2014 annual report. No new or amended accounting standards effective for 2014 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2013, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2013 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $60.8 million for the 3 months ended 30 June 2014. This can be mainly attributed to capital expenditure at Loulo of $47.1 million, including the development of the Yalea and Gara underground mines ($22.0 million) and construction of the Yalea and Gara backfill plants and ongoing construction ($25.1 million). Capital expenditure at Tongon was $5.4 million and $3.3 million at Gounkoto for the three months ended 30 June 2014.

The group’s capital commitments (including its share of equity accounted joint ventures) at 30 June 2014 amounted to $52.8 million with the majority relating to Kibali ($35.0 million) and the Loulo-Gounkoto complex ($14.7 million).

The long term ore stockpiles balance of $150.0 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans, and remains in line with the prior periods.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflects the group’s loans advanced to RAL 1 Limited, one of the group’s asset leasing joint ventures. The increase of $5.2 million in total investment in joint ventures for the quarter mainly reflects the group’s profit share from equity accounted joint ventures ($0.6 million) and funds advanced to Kibali ($7.6 million), partially offset by a repayment received from RAL 1 ($2.8 million).

Inventories and ore stockpiles (including the allocation of a portion to non-current) of $307.3 million decreased by 3% for the three months ended 30 June 2014 due to the decrease in supplies and insurance spares at Loulo ($13.5 million) and at Tongon ($3.0 million), partially offset by an increase in stockpiles at Gounkoto ($5.0 million), in advance of the rainy season.

Trade and other receivables (including the allocation of a portion to non-current) at 30 June 2014, increased by 8% during the three months ended 30 June 2014. This is mainly the result of the increase in gold debtor balances at Loulo and Tongon as well as increases in contractor advances at Loulo.

The total outstanding refundable VAT balances in Mali amount to $138.6 million (31 March 2014: $129.1 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable of $23.9 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue the cash settlement of these VAT balances.

The portion of the outstanding VAT balances which is not expected to be recovered within a one year time frame, amounts to $52.7 million, and is shown in the long term debtors (31 March 2014: $50.7 million). The group’s share of the VAT balance at Kibali amounted to $39.5 million (31 March 2014: $45.8 million). The Morila and Kibali VAT balances are included in the group’s investment in joint ventures line.

The group has received claims for various taxes from the State of Mali totalling $123.0 million (31 March 2014: $123.0 million), in respect of the Loulo, Gounkoto and Morila mines and the Kankou Moussa gold sales operation. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The appointment of arbitrators has been finalised and the first procedural hearing took place during February 2014, although the outcome of this process is not expected to be concluded until early 2015.

The increase in cash of $15.3 million since 31 March 2014 largely reflects strong operational cash flows from the Loulo-Gounkoto complex and Tongon mines ($73.4 million) and a $50.0 million drawdown on the revolving credit facility, offset by the group’s continued investment in capital expenditure in its subsidiaries ($60.8 million), as well as additional investments in joint ventures to fund capital expenditure ($7.6 million), especially at Kibali. During May 2014, the group also paid its annual dividend to shareholders of which $43.3 million was paid in cash.

The company has in place a $200.0 million unsecured revolving credit facility with HSBC and three other banks which matures in May 2016 of which $50.0 million has now been drawn. Based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its financial obligations at the prevailing gold price.

Trade and other payables of $144.3 million increased by $17.8 million during the quarter, mainly due to increased creditors and accruals at Loulo, Gounkoto and Tongon ($11.0 million), as well as an increase in the Gounkoto preferential dividend liability ($4.4 million) due to increased profits at Gounkoto.

Current tax payable of $40.4 million decreased by $40.7 million from 31 March 2014 due to corporation tax payments made at Morila, Gounkoto and Loulo. Tongon benefits from a 5 year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT

	6 months	3 months	3 months	6 months
	ended 30 Jun	ended 30 June	ended 31 March	ended 30 Jun
$000	2014	2014	2014	2013
Profit after tax	150 749	65 630	85 119	135 757
Income tax expense	49 361	26 428	22 933	10 337
Profit before income tax	200 110	92 058	108 052	146 094
Share of profits of equity accounted joint ventures	(27 551)	(621)	(26 930)	(17 539)
Adjustment for non-cash items	83 303	39 888	43 415	96 764
Effects of change in operating working capital items	(69 662)	(416)	(69 246)	(113 614)
Receivables	(63 798)	(31 898)	(31 900)	(32 120)
Inventories and ore stockpiles	15 100	11 111	3 989	(60 339)
Trade and other payables	(20 964)	20 371	(41 335)	(21 155)
Dividends received from equity accounted joint ventures	-	-	-	8 000
Income tax paid	(63 060)	(57 539)	(5 521)	(9 631)
Net cash generated from operating activities	123 140	73 370	49 770	110 074
Additions to property, plant and equipment	(99 016)	(60 816)	(38 200)	(136 869)
Funds invested in equity accounted joint ventures	(44 195)	(7 551)	(36 644)	(239 128)
Loans repaid by equity accounted joint ventures	5 104	2 843	2 261	-
Net cash used by investing activities	(138 107)	(65 524)	(72 583)	(375 997)
Proceeds from issue of ordinary shares	2 007	782	1 225	-
Dividends paid to company’s shareholders	(43 284)	(43 284)	-	(46 137)
Dividends paid to non-controlling interests	(5 244)	-	(5 244)	(16 994)
Proceeds from borrowings	50 000	50 000	-	-
Net cash generated from/(used by) financing activities	3 479	7 498	(4 019)	(63 131)
Net (decrease)/increase in cash and cash equivalents	(11 488)	15 344	(26 832)	(329 054)
Cash and cash equivalents at beginning of period	38 151	11 319	38 151	373 868
Cash and cash equivalents at end of period	26 663	26 663	11 319	44 814

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total equity
						attributable	Non-
	Number of	Share	Share	Other	Retained	to owners	controlling	Total
	ordinary	capital	premium	reserves*	earnings	of parent	interests	equity
	shares	$000	$000	$000	$000	$000	$000	$000
Balance - 31 Dec 2012 (audited)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	158 673	2 777 687
Share of other comprehensive loss of associates	-	-	-	(361)	-	(361)	-	(361)
Fair value movement on available-for-sale financial assets	-	-	-	(2 093)	-	(2 093)	-	(2 093)
Other comprehensive expense	-	-	-	(2 454)	-	(2 454)	-	(2 454)
Net profit for the period	-	-	-	-	115 945	115 945	19 812	135 757
Total comprehensive income/(expense) for the period	-	-	-	(2 454)	115 945	113 491	19 812	133 303
Share-based payments	-	-	-	14 941	-	14 941	-	14 941
Share options exercised	2 750	-	61	-	-	61	-	61
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	16	(16)	-	-	-	-
Shares vested#	142 628	7	11 697	(9 815)	-	1 889	-	1 889
Dividend relating to 2012	-	-	-	-	(46 137)	(46 137)	-	(46 137)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-		(16 994)	(16 994)
Balance - 30 June 2013	92 206 531	4 610	1 420 918	53 650	1 224 081	2 703 259	161 491	2 864 750
Balance - 31 Dec 2013 (audited)	92 245 531	4 612	1 423 513	64 398	1 386 518	2 879 041	178 813	3 057 854
Fair value movement on available-for-sale financial assets	-	-	-	786	-	786	-	786
Share of other comprehensive income of joint ventures	-	-	-	551	-	551	-	551
Other comprehensive income/(expense)	-	-	-	1 337	-	1 337	-	1 337
Net profit for the period	-	-	-	-	127 343	127 343	23 406	150 749
Total comprehensive income/(expense) for the period	-	-	-	1 337	127 343	128 680	23 406	152 086
Share-based payments	-	-	-	14 114	-	14 114	-	14 114
Share options exercised	107 800	6	2 001	-	-	2 007	-	2 007
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	745	(745)	-	-	-	-
Shares vested#	251 988	12	18 386	(16 372)	-	2 026	-	2 026
Dividend relating to 2013	36 366	2	2 988	-	(46 274)	(43 284)	-	(43 284)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(5 244)	(5 244)
Balance - 30 June 2014	92 641 685	4 632	1 447 633	62 732	1 467 587	2 982 584	196 975	3 179 559

*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
#	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised Financial Information’ in the following table include the group’s share of each operating mine, together with adjustments to eliminate inter-group transactions.

The following table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
$000	2014	2014	2013	2014	2013
Gold sales per IFRS#	292 849	284 350	228 900	577 199	513 537
Gold sales adjustments for joint ventures+	62 369	78 569	23 910	140 938	48 269
Gold sales*	355 218	362 919	252 810	718 137	561 856
Mine production costs#	131 136	131 249	135 028	262 385	271 735
Movement in production inventory and ore stockpiles#	(5 141)	(2 854)	(23 766)	(7 995)	(42 258)
Royalties including adjustment for joint ventures	18 189	17 338	13 018	35 527	28 879
Royalty adjustment for joint ventures+	(2 671)	(2 426)	(1 432)	(5 097)	(2 896)
Total royalties#	15 518	14 912	11 586	30 430	25 983
Other mining and processing costs#	15 745	15 970	15 157	31 715	32 734
Cash costs adjustments for joint ventures+	35 692	32 609	9 529	68 301	17 971
Total cash costs*	192 950	191 886	147 534	384 836	306 165
Profit from mining activity*	162 268	171 033	105 276	333 301	255 691
Ounces sold	275 369	280 024	185 489	555 393	374 143
Total cash cost per ounce sold*	701	685	795	693	818
Cash operating cost per ounce sold*	635	623	725	629	741
Gold on hand at period end*	7 496	4 831	36 032	7 496	36 032
*	Refer to explanation of non-GAAP measures provided.
#	Figures extracted from IFRS results.
+	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard.

Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

A formal annual risk analysis and critical review is performed across the business to evaluate the risks the group faces and refresh these to reflect the changes in our business and operational profile. From this review a number of risks and uncertainties have been identified with regard to the successful delivery of the group’s business plan. The key risks are set out in the following table and indicate the principal risks associated with the current business plan.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group.

A full analysis of the group’s risk factors as well as its risk management processes are documented in the 2013 annual report which should be considered along with the 2013 annual report on Form 20-F, both of which are available on the group’s website www.randgoldresources.com.

The group has a clear framework for identifying and managing risk and our risk identification and mitigation processes have been designed to be responsive to the ever changing environments in which we operate. As such we are continually evaluating risks to ensure the business achieves its strategic objectives; however management believes the principal risks and uncertainties have not changed significantly from those described in the annual report and the annual report on Form 20-F.

The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the country analysis in the 2013 annual report and the ‘Cautionary note regarding forward-looking statements’ of this report.

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	The gold price and demand are volatile and influenced by world economic conditions. Group earnings and cash flow are subject to the current gold price and therefore continued or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may affect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access	The group may be required to seek additional funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain

funding from global credit and capital markets	financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability and in the extreme may impact on the group’s ability to continue as a going concern.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.
Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

Overall the group has performed in line with guidance and consequently the groups’ overall annual key performance indicators set at the start in the year remain intact. The company is anticipating higher production in the second half of the year, as the Kibali mine ramps-up to full production, following the commissioning of the second sulphide mill stream. Exploration remains core to Randgold’s growth strategy and the company’s exploration activities continue to make meaningful progress, both in respect of brownfields extensions and across its greenfields portfolio, in support of its organic growth objectives.

The directors confirm to the best of their knowledge that:

a)	These second quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
7 August 2014

RANDGOLD RESOURCES NEWS UPDATES

THIRD RECORD QUARTER IN A ROW FOR LOULO-GOUNKOTO

The Loulo-Gounkoto complex again lived up to its status as Randgold’s flagship operation by posting a 3% increase in production to 174 052 ounces for the three months to June – its third successive record breaking quarter.

In addition to a strong operational performance, the Loulo team also completed the Yalea pastefill plant, which was successfully commissioned in July. Commissioning of the Gara pastefill plant is scheduled for September.

Loulo-Gounkoto general manager Chiaka Berthe says the significance of this advance is that the paste backfill will enable miners to extract virtually 100% of the high grade zones at Yalea and Gara. It will also reduce the need to develop and mine secondary stopes and facilitate the optimisation of the ventilation systems. The interim CAF backfill operation is now being phased out but served as a useful training ground for its operators who are being transferred to the pastefill plants.

Another major milestone achieved during the quarter was the progress made with the installation of two new medium speed generators, designed to cater for the complex’s growing power needs while keeping a reign on energy costs, which are due for commissioning in the second half of this year.

Power is, by a wide margin, the largest component of any mine’s cost structure and since 2010 Loulo-Gounkoto has been switching to medium speed generators capable of running on the less expensive heavy fuel oil, thus driving down the kilowatt/hour cost of its energy consumption.

The next stage is to continue working with the Malian authorities and other regional governments on the West African regional power project which, if implemented, will not only reduce Loulo-Gounkoto’s energy costs further but will unlock many mining opportunities in the region which are currently not viable.

Samba Toure, Randgold GM operations for West Africa, said the gratifying results achieved to date by the Loulo-Gounkoto team were a tribute to years of hard work. “But a winning team such as this always see more achievement opportunities, and they’re already looking at further performance enhancements,” he said.

BUILDING MANAGEMENT CAPACITY AT THE OPERATIONS

The University of Cape Town’s prestigious Graduate School of Business (GSB) has run its intensive Foundation Management Programme (FMP) and Leadership Development Programme (LDP) for Randgold’s West African senior supervisors/new managers and senior staff respectively. The programmes were presented at the Morila mine in Mali – the first time GSB has presented these programmes off its Cape Town campus.

During June, 38 junior managers and senior supervisors, including 3 women, attended the FMP course while 25 senior managers, of whom 2 were women, attended the LDP. This follows a successful course on finance for non-financial managers which the GSB ran for Randgold last year. Randgold’s training initiatives also encompass an 18 month postgraduate diploma course for young mining engineers and geologists at the University of Pretoria.

Chief executive Mark Bristow says the group’s commitment to training is in line with its strategy and its belief that its world class businesses can and should be managed by host country nationals.

“All our operations are almost entirely managed by locally recruited people, in whose development we invest heavily. Our commitment to employing and training host country nationals has served us well in many ways, and the fact that we can run a group as big and dynamic as this with a very small corporate team is directly attributable to the management capacity we have built at the operations,” he says.

RANDGOLD BEDS DOWN ITS BIGGEST PROJECT

The Kibali mine in the Democratic Republic of Congo continues to make steady progress towards the production target set for its first full year of production. While it is dealing with the challenges to be expected in ramping up a mine of this size and complexity, Kibali remains on track to deliver the 550 000 ounces of gold management has forecast for 2014.

By the end of the second quarter, the secondary crushing, flotation and concentrate recovery circuits had been commissioned and were being optimised. The Nzoro hydropower plant – the first of its kind ever undertaken by the Randgold team – has also been completed, with all four turbines commissioned and two of the four operational and synchronised to the mine grid by quarter end. Work has started on the next hydropower station.

Of the mine’s two primary crushing circuits, one handles sulphide ore while the other, originally treating oxide ore, now handles transitional ore. The secondary crushing circuit, which is dedicated to sulphide ore, was commissioned during the second quarter and is performing well. However, overall throughput ramp-up was hampered during the second quarter by sticky and variable clay-containing transitional ores. By the end of the quarter, operators had got to grips with the feed material and were pushing tonnages up to design level. Recoveries were also impacted by the commissioning of the flotation and concentrate treatment sections, and work continues to optimise these circuits, with good progress made by the end of the quarter. Tonnes milled and ounces produced in the second quarter fell short of those achieved in quarter one, which had beaten internal targets following a decision to bring forward some high grade oxide initially planned for processing in Q2. By mid 2016, it is expected that both crushing circuits should be running solely on sulphide ore.

Willem Jacobs, Randgold’s operations executive for Central and East Africa, says the focus now is on ensuring that the metallurgical plant will achieve its designed throughput and recovery rates. Current throughput is 18 000 tonnes per day and the aim is to reach a steady 20 000 tonnes. “Meanwhile, open pit mining is proceeding as planned and development of the underground mine is progressing ahead of plan, with first ore having been accessed slightly ahead of schedule. We’re planning to start stoping underground ore in the last quarter of this year,” he says.

Randgold chief executive Mark Bristow says Kibali is not only the largest project the group has undertaken to date but is also challenging in many other ways.

“It’s in one of the remotest parts of Africa, far away even from the DRC’s capital Kinshasa. We accelerated the construction schedule and before we could even start development we had to relocate more than 25 000 people from the site. While Kibali is already making a substantial contribution to group production – 131 000 ounces in its first three quarters of production – it’s still very much a work in progress: it’s an operating open pit mine, a developing underground mine and an expanding plant and infrastructure, all at the same time,” Bristow says.

“It’s worth noting that despite the scale and pace of the on-site activities, Kibali is maintaining its exemplary safety record, with only one lost-time injury in the first half of the year. In this, as in every other aspect of the project, Kibali has been a triumph for Randgold’s corporate, capital and operational teams, and for our contractors.”

FOCUS ON GETTING RECOVERIES UP AND COSTS DOWN AS TONGON DEALS WITH CHALLENGES

The Tongon mine in Côte d’Ivoire is continuing to make headway in its drive to overcome the technical issues that have impacted its performance.

Repeated mechanical failure of the recently installed Vibrocone crushers curtailed plant availability and prompted a joint decision by Randgold and supplier Sandvik to replace these with conventional cone crushers, which will be combined with an upgraded flowsheet, including additional equipment and crushers.

Randgold group metallurgist Paul Gillot says while the Vibrocone crushers have been stabilised, resulting in a slight mill throughput increase in the second quarter, the cost of maintaining them still warranted the change-over to the Hydrocone crushers.

“Sandvik has stepped up to the plate and their technical team has been closely involved with ours in the re-engineering and modification of the crushing plant. The four Hydrocone crushers are now on site with commissioning scheduled for the end of the third quarter,” he says.

Tongon general manager Luiz Correia says that after a challenging first half of the year the mine should achieve a slow but steady ramp-up in production during the second half, and the plant is expected to be operating at or near its design throughput capacity of by the end of 2014. This process should also see an improvement in the quality of the crushed product and the recovery rate.

WALKING THE TALK ON SUSTAINABILITY

Despite the financial demands of Kibali and other development projects, Randgold is continuing to invest substantially in its sustainability programmes, driven by its core belief that its host communities should benefit from its presence.

“The foundation for any coherent strategy is to do what you believe is right. Giving back is as important in Randgold’s strategy as making profits. That’s why sustainability is an integral part of our business,” says general manager sustainability Charles Wells.

In line with this philosophy, comprehensive community development programmes around all Randgold’s operations are focused on primary healthcare, education, potable water, food security and economic stimulus. Local villages are also prioritised for employment and supply contracts.

The Randgold-established charitable foundation Nos Vies en Partage aims to spread the benefits beyond the surroundings of the Randgold mines. The recent Boyz on Bikes Abidjan to Cape Town motorbike ride (see relevant story in this report) raised $1.6 million for needy causes elsewhere in Africa.

But, as Wells points out, sustainability begins at home and Randgold’s primary commitment in this regard is to the safety of its employees. Its focus on this area of its business is reflected in a continuing improvement in the group’s safety record, with only one lost-time injury on all its operations in the past quarter.

A recent extension to Randgold’s sustainability programmes is a biodiversity offset strategy which has already produced a partnership between Kibali and the Garamba National Park in the north of the Democratic Republic of Congo. The overall aim of this partnership is to achieve a net biodiversity gain through conservation offsets by enhancing the value, management and sustainability of the park.

The park’s elephant population is under extreme pressure and has halved over the past five years. In the partnership’s first initiative, Kibali has assisted Garamba’s staff to collar eight elephants in order to track their movements and get a better understanding of their habits and the threats they face. Kibali is also helping Garamba to carry out aerial surveillance by supplying aircraft fuel and paying the pilot’s salary.

Says chief executive Mark Bristow: “The Garamba partnership will not only help to secure the future of this national asset but has the potential to kick-start the development of an eco-tourism industry which could benefit the whole region.”

RANDGOLD IN TALKS WITH SENEGAL

Constructive meetings were held with President Macky Sall and the government of Senegal where the Massawa project is located, one of the largest undeveloped orebodies in Africa.

FRESH FOCUS ON EXPLORATION

Paul Harbidge, Randgold’s group GM exploration, is to leave his post at the end of August to pursue new interests and spend more time with his young family. His deputy, Joel Holliday, will take over as acting head of exploration until a permanent appointment is made after the regular group exploration strategy review session in September.

Announcing this, chief executive Mark Bristow said: “Paul has given us 14 years of dedicated service, 10 of those as head of the exploration function, which is the engine that drives Randgold’s growth, and we are very appreciative of the valuable contribution he made. He will be working with the team preparing for the strategy review, where we plan to take a fresh look at all aspects of our exploration business to ensure that it continues to deliver world-class discoveries.”

Harbidge described his time at Randgold as an amazing experience, noting the discovery of the Purple Patch at Yalea, the discovery of Gounkoto, the delivery of the Tongon project in challenging circumstances and the doubling of Kibali’s reserves as his career highlights.

EPIC BIKE RIDE RAISES $1.6 MILLION FOR AFRICA’S POOR

Randgold chief executive Mark Bristow and his Boyz on Bikes team took 26 days to travel the 10 000 kilometres between Abidjan in Côte d’Ivoire and Cape Point on a motorbike ride aimed at raising funds for Africa’s poorest people and increasing international awareness of their plight.

The trans-continent ride – the fourth of its kind Bristow has undertaken – took in 12 African countries and raised some $1.6 million from sponsors and supporters, well in excess of its $1 million target. With the riders paying their own way, all this money goes to beneficiaries ranging from a girls’ orphanage in Côte d’Ivoire to South Africa’s Compass project which cares for abandoned children.

The ride took place under the aegis of Randgold’s recently established charitable foundation Nos Vies en Partage (Sharing Prosperity), which supports poverty relief, education advancement, primary health care improvement, food safety and security, and the creation of employment and training opportunities.

Bristow said on arrival that the fact that the ride could be completed on schedule, despite the many challenges associated with travelling by bike through some of the continent’s least developed countries, was a tribute to the team’s approach, which mirrored Randgold’s business philosophy.

“Whether you’re developing a mine or embarking on a safari, you need a clear goal and a carefully calculated, practicable plan to get there. You also need to engage with the local people and make sure that they benefit from your presence and activities,” he said.

“It says much for Africa that along the road we met many incidences of support and hospitality. When we reached the Lufu River between the Democratic Republic of Congo and Angola, for example, we found that the bridge had been washed away. A group of local men helped us to achieve the near impossible task of digging steps down the steep river bank, ferrying the bikes across in small boats and hauling them up the other side.”

Bristow said a special vote of thanks was due to the donors whose generous support had enabled the ride to exceed its ambitious fund-raising target. Almost 200 companies and individuals from as far afield as Austria, Canada, Côte d’Ivoire, DRC, France, Italy, Kenya, Mali, Senegal, South Africa, UK, Uganda and USA made donations in support of the trip.

After the ride Bristow continued handing out donations during his annual review of Randgold’s West African exploration sites. “This way we have been able to reach more people who have been left behind by society in the West African countries in which we operate – namely Senegal, Mali and Côte d’Ivoire, ” he said.

A detailed online journal of the trip is available for viewing at www.3boyzonbikes.com and full details of the foundation and its beneficiaries can be found at www.partage-foundation.org.

DIARISE THE DATE - 2014 RANDGOLD INVESTOR DAYS

Following the success of our first Investor Days in 2012, we will again be updating you this year on what we have achieved and the key priorities we have set ourselves going forward. Senior members of management will focus on all aspects of the group and their presentations will be followed by informal question and answer sessions.

INVESTOR DAY DETAILS

Randgold will provide investors with an update on the company’s strategy and outlook, financial position, operations and exploration activities at Investor Days in the following cities:

Friday 21 November 2014 08:30 – 13:00 followed by lunch	LONDON
Monday 24 November 2014 08:00 – 12:30 followed by lunch	NEW YORK
Wednesday 26 November 2014 08:00 – 12:30 followed by lunch	TORONTO

Attending the Investor Days from Randgold:

Mark Bristow, CEO
Graham Shuttleworth, CFO
Tahirou Ballo, Mine manager Gounkoto
Chiaka Berthe, GM Loulo-Gounkoto
Amourlaye Daouda, Operations manager Tongon
Paul Gillot, Group metallurgist, deputy GM capital projects
Joel Holliday, Exploration manager West Africa
Willem Jacobs, GM operations Central and East Africa
Bodiel Ndiaye, Country manager Côte d’Ivoire
Rodney Quick, Group GM evaluation
Lois Wark, Group GM corporate communications
Louis Watum, GM Kibali gold mine, country manager DRC

REGISTRATION

The Investor Days are designed primarily for financial analysts and the institutional investment community. Space is limited and interested parties should contact Kathy du Plessis at randgold@dpapr.com or on +44 207 557 7738 to request a seat at the event.

For those who cannot join us, the Investor Day presentations will be available on the website after the events.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.